CLIFTON STAR RESOURCES INC.
c/o 430 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
425-953-0355

December 30, 2008

NEW RELEASE

CLIFTON STAR CLOSES FINANCING WITH MINERALFIELDS GROUP

Clifton Star Resources Inc. (“Clifton” or the “Company”) is pleased to announce that on December 22, 2008 we closed a non-brokered private placement in respect to which the Company has issued 1,324,304 units (Units) (each unit consisting of one flow through share and one non- flow through warrant) at a price of $1.25 per Unit to seven placees. The warrants will be exercisable for a period of 24 months from the closing of the private placement at a price of $1.35 per share. A finder’s fee in the amount of 132,430 non-flow through options on the same terms as the units has been issued. A further finders fee of 66,215 shares were issued.

All of these shares and units have a hold period which expires on April 22, 2009.

“We are very pleased with our continuing relationship with MineralFields Group” said Harry Miller, President. We look forward to working with MineralFields Group as we develop our holdings in Quebec.”

About MineralFields, Pathway and First Canadian Securities®

MineralFields Group (a division of Pathway Asset Management), based in Toronto and Vancouver, is a mining fund with significant assets under administration that offers its tax- advantaged super flow-through limited partnerships to investors throughout Canada as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds (including the Pathway Multi Series Funds Inc. corporate-class mutual fund series). Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities® is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, and offers investment banking, mergers and acquisitions, and mining industry consulting, services to resource companies. MineralFields and Pathway have financed several hundred mining and oil and gas exploration companies to date through First Canadian Securities®.

CLIFTON STAR RESOURCES INC.

“Harry Miller”

HARRY MILLER, President

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.